Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Years Ended December 31
	2012	2011	2010	2009	2008
Fixed charges
Interest expense	$27.5	$63.1	$101.8	$95.2	$85.1
Interest capitalized during the period	5.3	4.9	9.1	7.5	9.0
Amortization of debt issuance expenses	1.7	1.9	2.6	3.3	4.1
Portion of rental expense representative of interest	28.2	32.6	33.5	34.9	46.9

Total Fixed Charges	62.7	102.5	147.0	140.9	145.1

Preferred Stock dividend requirements (a)	16.2	13.5	—	—	—

Total Fixed Charges and Preferred stock dividends	78.9	116.0	147.0	140.9	145.1

Earnings
Income (loss) from continuing operations before income taxes	254.1	206.0	222.9	218.2	(97.6)
Add amortization of capitalized interest	7.5	7.4	9.1	11.6	16.1

Subtotal	261.6	213.4	232.0	229.8	(81.5)

Fixed charges per above	62.7	102.5	147.0	140.9	145.1
Less interest capitalized during the period	(5.3)	(4.9)	(9.1)	(7.5)	(9.0)

Total earnings	$319.0	$311.0	$369.9	$363.2	$54.6

Ratio of earnings to fixed charges	5.09	3.03	2.52	2.58	*

Ratio of earnings to fixed charges and preferred stock dividends (b)	4.04	2.68	2.52	2.58	**

(a)	Amounts have not been grossed up for income tax since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends. Prior period ratios have been conformed to this presentation.
*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $90.5 million.
**	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges and preferred stock dividends by $90.5 million.